UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1. Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Sub.:- Disclosure under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Bank, in its disclosure filed with the stock exchanges on May 28, 2023, had communicated that its Board of Directors had approved an increase in the shareholding in ICICI Lombard General Insurance Company Limited (“Company”), in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with Section 19(2) of the Banking Regulation Act, 1949 and make the Company, a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). Vide its disclosure dated August 5, 2023, the Bank had communicated that it had, on August 4, 2023, received the approval from Reserve Bank of India in connection with the above and that certain other statutory/regulatory approval(s) were awaited.

On September 1, 2023 (at 9.14 p.m.), the Bank has received a communication from the Company informing that it has received approval from the Insurance Regulatory & Development Authority of India (“IRDAI”) in connection with the above. The IRDAI approval is subject to certain conditions and is valid for a period of one year from the date of the letter. The Bank has time upto August 31, 2024 to increase its shareholding in the Company in one or more tranches.

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 2, 2023	By:	/s/ Prachiti D. Lalingkar
			Name:	Prachiti D. Lalingkar
			Title:	Company Secretary